FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2007

SR Telecom Inc. (Translation of registrant's name into English)
Corporate Head Office 8150 Trans-Canada Hwy, Montreal, QC H4S 1M5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SR Telecom Inc.

Date: September 5, 2007	By:	/s/ Serge Fortin
Serge Fortin
President and CEO

Exhibit Index

Exhibit #	Description of Exhibit

99.1	SR TELECOM AND WAVESAT COLLABORATE ON WiMAX SOLUTIONS